UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                            CENTERPOINT CORPORATION
                  (Formerly Named "Moto Guzzi Corporation")
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  649819 10 5
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                                (CUSIP Number)

                                   Copy to:

David J. Mitchell                          Stanley F. Freedman
Bion Environmental Technologies, Inc.      Krys Boyle Freedman & Sawyer, P.C.
18 East 50th Street, 10th Floor            600 17th Street, #2700S
New York, NY  10022                        Denver, Colorado  80202
(212) 758-6622                             (303) 893-2300
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 14, 2002
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.    649819 10 5


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1  Names of Reporting Persons.
   I.R.S Identification Nos. of above persons (entities only)

    Bion Environmental Technologies, Inc.    84-1176672
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2  Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)
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   (b)
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3  SEC Use Only
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4  Source of Funds (See Instructions)   AF
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5  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
   2(d) or 2(e)
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6  Citizenship or Place of Organization           Colorado
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               7  Sole Voting Power         4,459,997
Number Of         -----------------------------------------------------------
Shares Bene-
ficially       8  Shared Voting Power       0
Owned by Each     -----------------------------------------------------------
Reporting
Person With    9  Sole Dispositive Power    4,459,997
                  -----------------------------------------------------------

              10  Shared Dispositive Power   0
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11  Aggregate Amount Beneficially Owned by Each Reporting Person:  4,459,997

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12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions)
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13  Percent of Class Represented by Amount in Row (11)   63.7%
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14  Type of Reporting Person (See Instructions)
      CO



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CUSIP No.    649819 10 5

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INTRODUCTORY NOTE

     On January 15, 2002, Bion Environmental Technologies, Inc. ("Bion") acquired 3,459,997 shares of the common stock of Centerpoint Corporation from OAM S.p.A. as part of a transaction in which Bion also sold 19,000,000 shares of its common stock to Centerpoint Corporation. This amendment is being filed as a result of the acquisition of a warrant to purchase 1,000,000 shares by Bion on March 14, 2002.

ITEM 1.  SECURITY AND ISSUER

         The title and class of equity securities to which this amended
Schedule 13D relates is the Common stock of Centerpoint Corporation (formerly named "Moto Guzzi Corporation") ("Centerpoint"). The principal executive offices of Centerpoint are now located at 18 East 50th Street, 10th Floor, New York, New York 10022.

ITEM 2.  IDENTITY AND BACKGROUND

         (a, b, c and f) This amended Schedule 13D is being filed by Bion Environmental Technologies, Inc. ("Bion"); its principal business address and its principal office address is 18 East 50th Street, 10th Floor, New York, New York 10022. Bion is a publicly-held company that has developed proprietary technology that converts livestock waste into nutrient-rich soil and fertilizer products. Bion is a Colorado corporation.

          The directors and executive officers of Bion are as follows:

           Name                               Position(s)
           ----                               -----------

     David J. Mitchell          Chairman, Chief Executive Officer,
                                President and Director

     Jere Northrop              Senior Technology Director and Director

     Salvatore J. Zizza         Secretary and Director

     Andrew G. Gould            Director

     Howard Chase               Director

     David Fuller               Principal Accounting Officer

         (d and e) Neither Bion nor, to the best knowledge of Bion, any of the directors or executive officers listed above have, during the past five years,
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.


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CUSIP No.    649819 10 5

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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On January 15, 2002, Bion purchased 3,459,997 shares of Centerpoint's common stock from OAM, S.p.A., an Italian corporation ("OAM"). The consideration for the shares consisted of the following:

     (i)    1,000,000 shares of common stock;

     (ii)   a warrant to purchase 1,000,000 shares of common stock of Bion;

     (iii)  $3,700,000 in cash;

     (iv) Assignment of 100% of $4.2 million principal and all accrued and unpaid interest, represented by a note dated June 13, 2001, by Trident Rowan Group in favor of Centerpoint;

     (v) Assignment of 65% of a certain litigation claim of Centerpoint against Banca di Intermediazione Mobiliare IMI S.p.A., an Italian corporation;

     (vi) Assignment of 65% of the right of OAM, to an escrow account pursuant to the Escrow Agreement by and between OAM, Banca di Intermediazione Mobiliare IMI S.p.A. and Aprillia, S.p.A., an Italian corporation; and

     (vii) Release of the shares of Centerpoint being sold by OAM from that certain Pledge Agreement dated June 13, 2001, by and between OAM and Centerpoint.

     The cash used for the purchase came from $8,500,000 in cash received from Centerpoint on January 15, 2002, in connection with Centerpoint's purchase of 19,000,000 shares of Bion common stock. Except for the 1,000,000 shares of Bion common stock and the warrants to purchase 1,000,000 shares of Bion common stock, each of the other items of consideration were received from Centerpoint in connection with its purchase. Bion also agreed to register the 1,000,000 shares of Bion common stock issuable under the warrants delivered to OAM, under the Securities Act of 1933, as amended, for resale by OAM.

     On March 14, 2002, Bion entered into an agreement with Centerpoint to provide management services and office space to Centerpoint in exchange for $12,000 per month and a warrant to purchase 1,000,000 of Centerpoint's common stock at $3.00 per share through March 14, 2007.











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CUSIP No.    649819 10 5

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ITEM 4.  PURPOSE OF TRANSACTION

     Bion acquired the 3,459,997 shares of common stock of Centerpoint as part of a transaction in which Centerpoint acquired 19,000,000 shares of Bion's common stock for $8,500,000 and certain other consideration, and then Bion used $3,700,000 of the cash and all of the other consideration received to purchase a 57.7% interest in Centerpoint from OAM. By doing so, Bion received net cash of $4,800,000 for use in retiring certain debt and for its operations. Bion also took over the control and management of Centerpoint.

     Bion acquired the warrant to purchase 1,000,000 shares of Centerpoint common stock as part of the consideration it received in connection with an agreement with Centerpoint to provide management services and office space.

         (a)   None.

         (b)   None.

         (c)   None.

         (d) In connection with the January 15, 2002 transaction with OAM, all but one of the Directors of Centerpoint resigned and all of the Officers of Centerpoint resigned. The remaining Director of Centerpoint is David J. Mitchell. David J. Mitchell, who is also President and a Director of Bion, became President of Centerpoint. David Fuller, the Principal Accounting Officer of Bion, became Principal Accounting Officer of Centerpoint.

         (e)   None.

         (f)   None.

         (g)   None.

         (h)   None.

         (i)   None.

         (j)   None.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, Bion is the beneficial owner of 4,459,997 shares of Common stock of Centerpoint representing 63.7% of the Common stock of Centerpoint.

         (b) Bion has sole voting and investment power with respect to the shares of Centerpoint common stock of which it has beneficial ownership.




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CUSIP No.    649819 10 5

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         (c)  No other transactions in Centerpoint's common stock were effected by Bion during the past sixty (60) days.

         (d)  None.

         (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     In connection with the purchase of 3,459,997 shares of Centerpoint common stock from OAM, Bion entered into a Stock Purchase Agreement with OAM which is filed herewith as Exhibit 10.1. The material terms of the Stock Purchase Agreement are described in Item 3 hereof.

     In connection with the acquisition of the warrant to purchase 1,000,000 shares of Centerpoint common stock, Bion entered into an agreement dated March 14, 2002 with Centerpoint concerning management services to be provided by Bion. The agreement is filed herewith as Exhibit 10.4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     The following documents are filed as exhibits:

       10.1 Stock Purchase Agreement dated January 10,2002, between OAM, S.p.A. and Bion Environmental Technologies, Inc. (1)

       10.2 Subscription Agreement dated January 10, 2002, between Bion Environmental Technologies, Inc. and Centerpoint Corporation (1)

       10.3  Warrant to Purchase 1,000,000 shares of Centerpoint
             Corporation issued to Bion Environmental Technologies, Inc. (2)

       10.4 Agreement dated March 14, 2002 between Centerpoint Corporation and Bion Environmental Technologies, Inc. (2)
_____________________

(1)  Previously filed.
(2)  Filed herewith electronically.


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 11, 2002                 BION ENVIRONMENTAL TECHNOLOGIES, INC.



                                     By:  /s/ David J. Mitchell
                                          David J. Mitchell, President


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